EXHIBIT 99.1

News for Immediate Release

Electrovaya to Participate in Upcoming Investor Conferences

Toronto, Ontario – August 06, 2026 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced that members of its management team will be participating in the following upcoming investor conferences:

Event: Citi’s 2026 Natural Resources Conference

Date: August 11-13, 2026

Location: Encore Las Vegas - Las Vegas, NV

Event: 15th Annual Needham Virtual Industrial Tech, Robotics, & Power 1x1 Conference

Date:  August 17-18, 2026

Location: Virtual

Event: 2026 Midwest IDEAS Conference

Date: August 26-27, 2026

Location: The InterContinental Chicago Magnificent Mile - Chicago, IL

Event: Barclays 40th Annual Energy-Power Conference

Date: September 10-11, 2026

Location: Sheraton New York Times Square Hotel - New York City, NY

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the expected use of proceeds based on the Company’s ongoing business. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.